Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Claude Resources Completes Sale of Certain Oil and Natural Gas Assets

           <<
           "Sale of Non-Core Assets Generates $11.23 Million in Cash for Claude
           Resources"

           Toronto Stock Exchange
           Trading symbol - CRJ
           AMEX - CGR
           >>

           SASKATOON, SK, Dec. 29 /CNW/ - Claude Resources Inc. (TSX-CRJ; AMEX-CGR)
today announced that it has successfully completed the sale of certain of its oil and natural gas assets.
           Claude's working interests in the Edson Gas Unit No. 1 and the Edson Gas
Plant have been purchased by a private Canadian corporation for gross proceeds of $11.23 Million.
           The previously announced Purchase and Sale Agreement relating to this transaction was amended to include only the Edson assets as opposed to the
Edson and Nipisi assets.
           All rights of first refusal and regulatory approvals have been addressed in concluding this transaction.
           Proceeds of the transaction will be used to support the exploration program at the Company's Madsen, Red Lake, Ontario property and for general working capital purposes.

           Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company's entire asset base is located in Canada. Since
1991, Claude has produced approximately 830,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

           CAUTION REGARDING FORWARD-LOOKING INFORMATION

           This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
           Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

           %SEDAR: 00000498E          %CIK: 0001173924

           /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
           (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 11:10e 29-DEC-08